

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2022

Christopher Giordano
President and Chief Executive Officer
Tenax Therapeutics, Inc.
ONE Copley Parkway, Suite 490
Morrisville, North Carolina 27560

> **Re: Tenax Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 25, 2022**
> **File No. 333-265209**

Dear Mr. Giordano:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: S. Halle Vakani